Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Reaches Full Enrollment in 2,000-Patient Pivotal Phase III
ACCLAIM Trial in Advanced Chronic Heart Failure

Toronto, Ontario (May 5, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease, today announced it has reached full enrollment in the 2,000-patient pivotal phase III ACCLAIM trial in advanced chronic heart failure. The ACCLAIM trial is a double-blind, placebo-controlled, multinational clinical study designed to definitively assess the impact of Vasogen’s Celacade™ technology on the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. Heart failure, which affects over ten million people in North America and Europe, is associated with more than 600,000 deaths each year and is the leading cause of hospitalizations in people over the age of 65.

“We are extremely pleased with the exceptional recruitment rate in the ACCLAIM trial and attribute this in large part to the enthusiasm of the leading cardiovascular clinicians participating in this important study and the strong need for new therapeutic strategies targeting mechanisms of heart failure that are not being addressed by available therapies,” commented James Young, MD, Chairman of the Division of Medicine at The Cleveland Clinic Foundation, and Global Principal Investigator and Chairman of the Steering Committee for Vasogen’s ACCLAIM trial. “We are also very pleased that there have been no treatment-related significant adverse side effects reported in the study – an observation that is consistent with the excellent observed safety profile of the Celacade technology to date.”

The ACCLAIM trial has enrolled over 2,000 patients at 173 clinical sites in North America, Europe and Israel. An independent steering committee comprised of thought leaders in heart failure from around the world designed ACCLAIM to investigate the impact of Vasogen’s Celacade technology on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. ACCLAIM is an event-rate-driven study that will reach its primary endpoint when 701 patients have experienced a primary endpoint event, defined as either death or first cardiovascular hospitalization. Based on the current number of events and current event-rate trends, the ACCLAIM trial remains on schedule and is expected to reach its primary endpoint during the second half of 2005.

“Completion of patient recruitment in our ACCLAIM trial represents another important clinical development milestone and positions Vasogen to complete the primary endpoint of two pivotal phase III trials in cardiovascular disease this year,” commented David Elsley, President and CEO of Vasogen. “We also believe that the rapid pace of enrollment into this pivotal phase III heart failure trial reflects the enthusiasm for our Celacade technology amongst the cardiology community, and the willingness of patients to readily embrace new treatment options for this devastating disease.”

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…page 2, May 5, 2005

About Chronic Heart Failure

Chronic inflammation is now well recognized as an underlying mechanism contributing to the development and progression of heart failure. Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart’s ability to pump blood throughout the body is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and in premature death. In North America and Europe, chronic heart failure affects over ten million people and is associated with more than 600,000 deaths each year. In the U.S. alone, the cost of medical care, primarily resulting from hospitalization, is estimated to exceed $19 billion annually.

About Vasogen

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval and marketing in North America and Europe. The 500-patient pivotal phase III SIMPADICO trial, which is fully enrolled at 50 centers in North America, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient pivotal phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled at 173 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, which includes Alzheimer’s disease. VP025, the lead product candidate from this new class of drugs, is currently in phase I clinical development.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.